TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
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NEW YORK, NEW YORK 10174
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Michael J. Shef	Direct Dial:	212-704-6140
michael.shef@troutmansanders.com	Direct Fax:	212-704-5974

May 30, 2008

VIA FAX AND EDGAR

Donna Levy, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

RE:	Dinewise, Inc.
Post-Effective Amendment No. 3 to Form SB-2 on Form S-1
File No. 333-136512

Dear Ms. Levy:

On behalf of Dinewise, Inc. (the “Company”), set forth herein is the Company’s response to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 23, 2008, with respect to Post-Effective Amendment No. 3 to Form SB-2 on Form S-1 of the Company’s Registration Statement filed with the Commission on April 25, 2008 (the “Registration Statement”).

All factual information in the response provided herein is based solely on information provided by the Company.

For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s response.

Post-Effective Amendment on Form S-1

General

1.

We note that you filed a Form 8-K on March 5, 2008 to announce that you had entered into a definitive asset purchase agreement with Delightful Deliveries, which agreement is also mentioned at page F-18 of the current filing. Update your disclosure throughout the post-effective amendment to discuss as appropriate the pending acquisition, as well as any changes to your credit arrangements made necessary by the transaction. It would appear that changes would be appropriate to, without limitation, the business section, MD&A and your risk factors discussion.

.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

United States Securities and Exchange Commission

May 30, 2008

RESPONSE: The Company did file a Form 8-K on March 5, 2008 announcing that it had entered into a definitive Asset Purchase Agreement with Delightful Deliveries, Inc. which agreement is also referred to on page F-18 of the current filing. That agreement contained a condition that if the transaction were not closed by April 30, 2008 either party had the right not to close the transaction. The transaction has not closed and no assurance can be given that it will close or will close on the terms contained in the Asset Purchase Agreement. The Company has not filed a Form 8-K to disclose that the April 30th date has passed in reliance upon the Answer to Question 103.03 contained in Commission’s Questions and Answers of General Applicability to Form 8-K issued on April 10, 2008. Under these circumstances we believe it would be inappropriate to discuss the pending acquisition or any credit arrangements that may have to be made to consummate it in the Business, MD&A and Risk Factors sections or any other sections that might otherwise be affected if the transaction were consummated.

2.

As Article 8 of Regulation S-X requires, please provide interim period financial statements. Also confirm that you will file financial statements to reflect the acquisition as required by Regulation S-X.

RESPONSE: The Company will file Post-Effective Amendment No. 4 to include the interim financial information contained in the Company’s Form 10-Q for the quarterly period ended March 30, 2008. However, for the reasons indicated above, we do not believe it would appropriate at this time to provide financial statements reflecting the proposed acquisition in view of the fact that the Company can give no assurance to investors that the transaction will take place. The Company acknowledges that if it consummates a material transaction it will further amend or supplement the Registration Statement to reflect all relevant changes including, but not necessarily limited to, those identified in the Staff’s comment letter.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

United States Securities and Exchange Commission

May 30, 2008

            Please do not hesitate to contact me with any questions or comments regarding the foregoing response.

Very truly yours,

Michael J. Shef

cc:	Timothy S. Levenberg, Esq.
US Securities and Exchange Commission

Mr. H. Roger Schwall
US Securities and Exchange Commission

Mr. Thomas McNeill
Dinewise, Inc.